Exhibit 99.1

Solmate Infrastructure (SLMT) Completes Legal Name Change

Class B ordinary shares continue to trade on Nasdaq under ticker “SLMT”

ABU DHABI, United Arab Emirates, October 28, 2026 - Solmate Infrastructure Public Limited Company (formerly Brera Holdings PLC) (Nasdaq: SLMT) (“Solmate” or the “Company”), a Solana-based digital asset treasury and infrastructure company, today announced that the Registrar of Companies of Ireland has issued a Certificate of Incorporation on Change of Name. The certificate formally changes the Company’s legal name from Brera Holdings Public Limited Company to Solmate Infrastructure Public Limited Company, effective October 27, 2026.

Shareholders approved the name change at an extraordinary general meeting of the Company held on April 7, 2026. The Company’s Class B ordinary shares will begin trading on the Nasdaq Capital Market under the new name at market open on October 29, 2026. The ticker symbol remains “SLMT.” No action is required by shareholders; existing share certificates and book-entry positions remain valid.

“Today marks the formal completion of our transition from Brera Holdings,” said Ron Sade, CEO of Solmate Infrastructure. “Our SOL treasury is the foundation of this company, and we remain focused on executing our infrastructure strategy for the long term.”

About Solmate Infrastructure

Solmate Infrastructure Public Limited Company (Nasdaq: SLMT), formerly Brera Holdings PLC, is an Irish public limited company. Solmate is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation and optimization of mission-critical digital infrastructure assets. For more information, visit the Solmate Website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the timing of trading of the Company’s Class B ordinary shares under its new name and the Company’s business strategy and future plans. Words such as “will,” “expect,” “intend,” “plan,” “focus” and similar expressions identify forward-looking statements. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the Company’s ability to execute its business strategy; volatility in the price of SOL and other digital assets; the Company’s ability to obtain financing on acceptable terms; changes in laws and regulations affecting digital assets; and the other risks described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update them, except as required by law.

Media Enquiries

Wachsman

solmate@wachsman.com

Investor Relations

Yaffa Cohen-Ifrah

CMO & Head of Investor Relations

Yaffa@solmate.com